EXHIBIT 99.3

IN THE CHANCERY COURT FOR THE STATE OF TENNESSEE
TWENTIETH JUDICIAL DISTRICT, DAVIDSON COUNTY
AT NASHVILLE

PRIVET FUND LP, and	)
PRIVET FUND MANAGEMENT LLC,	)
)
Plaintiffs,	)
	)	CIVIL ACTION
v.	)	FILE NO.	[12-962-I]
)
J. ALEXANDER’S CORPORATION,	)
)
Defendant.	)
)

VERIFIED COMPLAINT FOR RELIEF PURSUANT TO TENNESSEE CODE
ANNOTATED § 48-17-103

Plaintiffs, PRIVET FUND LP (“Privet Fund”) and PRIVET FUND MANAGEMENT LLC (“Privet Management”), (collectively, “Plaintiffs”), by and through their undersigned counsel, for their verified complaint against Defendant J. ALEXANDER’S CORPORATION (the “Company” or “Defendant”), state as follows:

1.

This is an action for injunctive relief brought by Plaintiffs pursuant to Tenn. Code. Ann. § 48-17-103 to enforce their statutory right, as shareholders of the Company, to compel the Company to hold an annual meeting of shareholders for the purpose of electing directors as required by the Company’s bylaws and Tennessee law.

2.

Immediate action is necessary by the Court because the Company has failed to meet the legally imposed deadline for holding the 2012 annual meeting.  More critically, the Company, by action of its current directors, agreed on June 22, 2012 to sell the Company on terms which materially undervalue the Company and will result in a change of control with respect to the current shareholders.  The vote to approve that sale will occur in a few months.

PARTIES

3.

Privet Fund is a Delaware limited partnership with its principal place of business located in Atlanta, Georgia, and is a shareholder of the Company.

4.

Privet Management is a Delaware limited liability company with its principal place of business located in Atlanta, Georgia, is the general partner of Privet Fund, and is a shareholder of the Company.

5.

The Company is a Tennessee corporation with its principal office located at 3401 West End Street, Suite 260, Nashville, Davidson County, Tennessee 37202.  The Company can be served with process at the same address through its registered agent and officer, R. Gregory Lewis.

JURISDICTION AND VENUE

6.

This Court has jurisdiction over the subject matter of this action pursuant to Tenn. Code. Ann. §§ 16-11-101 and 48-17-103.

7.

This Court has personal jurisdiction over the Company, and jurisdiction and venue are proper in this district pursuant to Tenn. Code. Ann. § 48-17-103, because the Company is incorporated in Tennessee and its principal office is located in this county.

FACTUAL BACKGROUND

8.

The Company is a publicly traded company subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”).

9.

Plaintiffs collectively own approximately 10% of the issued and outstanding shares of common stock of the Company.

10.

Plaintiffs, like all other shareholders of the Company, have a fundamental right to nominate candidates to stand for election as directors and vote for directors of the Company at every annual meeting.  If the annual meeting is not held, this fundamental right is irreparably harmed.

11.

Pursuant to Section 2(a) of the Company’s Amended and Restated Bylaws (“Bylaws”), filed with the SEC on June 28, 2012, the Company is required to hold an annual meeting of shareholders for the election of the Company’s directors.  A true and correct copy of these Bylaws is attached as Exhibit A.

12.

The Company’s Bylaws were amended on or about June 22, 2012 to delete the requirement that the Company’s annual meeting be held “during the third, fourth, or fifth month following the end of the Corporation’s fiscal year.”  A redline of the Company’s newly amended bylaws against the previous version, in effect since October 25, 2007, is attached as Exhibit B.  The deletion occurs within Section 2(a).

13.

The Company’s most recent fiscal year ended on January 1, 2012.

14.

Accordingly, the previous version of the Bylaws required that the Company’s 2012 annual meeting be held no later than June 30, 2012.  See Exhibit B at § 2(a).

15.

The Company amended its bylaws just days prior to the expiry of this deadline, at a point when it was impossible to meet the deadline.  The amendment of the Company’s bylaws occurred in connection with the planned sale of the Company (described infra) and is an obvious after-the-fact attempt to cure the failure to hold the annual meeting within the proscribed deadline by removing the deadline so the Company could represent and warrant to its potential buyers that the Company is not in violation of its Bylaws.  See Exhibit B; J. Alexander’s Corp. Form 8-K, filed June 28, 2012, attached as Exhibit C, at Ex. 2.1, § 2.1(a).  Regardless of this amendment, the Company cannot cure its violation of Tennessee law.

16.

Tennessee law requires the Company to hold its annual meeting within the earlier of six months after the end of the Company’s fiscal year or fifteen months after the Company’s last annual meeting.  See Tenn. Code. Ann. § 48-17-103.

17.

Upon information and belief, the Company’s last annual meeting was held on May 24, 2011.  See excerpt of J. Alexander Corporation’s Sched. 14A, filed with the SEC on April 20, 2011, attached as Exhibit D.  However, the Company’s fiscal year ended January 1, 2012.

18.

Accordingly, Tennessee law requires that the Company’s 2012 annual meeting be held no later than July 1, 2012, as this date, which is six months after the end of the Company’s most recent fiscal year, is earlier than that date which is fifteen months after the Company’s last annual meeting.  See Tenn. Code. Ann. § 48-17-103.

19.

Upon information and belief, the Company has traditionally held its annual meeting in May of each year.

20.

Upon information and belief, the Company set May 21, 2012 as the record date for determining those shareholders entitled to receive notice of and vote at the 2012 annual meeting, but has failed to set a date, time and place for the 2012 annual meeting.

21.

The Company did not hold its 2012 annual meeting by the July 1, 2012 deadline and is therefore in violation of its previous Bylaws (amended just days before non-compliance) and Tennessee law.

22.

In February 2012, Plaintiffs provided the Company with timely nominations of certain individuals to stand for election as directors at the 2012 annual meeting.

23.

Plaintiffs have filed the necessary preliminary proxy materials with the SEC so they may solicit votes from shareholders to elect directors at the Company’s yet-to-be scheduled 2012 annual meeting.  The staff of the SEC has completed its review of the Plaintiffs’ proxy statement and has indicated that it has no further comments at this time.  A true and correct copy of Plaintiffs’ proxy statement is attached as Exhibit E.

24.

Upon information and belief, the Company, through one or more of its current directors and/or officers, is purposefully depriving Plaintiffs and all other shareholders of the Company of their fundamental rights to vote for the election of directors at an annual meeting of shareholders in order to prevent any of Plaintiffs’ nominees from being elected as directors and to entrench the Company’s current directors and/or officers.  This tactic has been used so that the current directors and officers could reach an agreement to sell the Company before the shareholders had the opportunity to vote to replace one or more of the directors.

25.

Plaintiffs informed the Company and its current directors of the Company’s impending deadline of July 1st to convene its annual meeting, but the Company did not respond to any of the Plaintiffs’ inquiries or entreaties.  See correspondence dated May 22 and June 14, 2012, attached as Exhibit F.

26.

The Company has not taken, and is not taking, the necessary steps to hold the annual meeting.  To date, the Company has failed to set the date, time and place of the 2012 annual meeting and has not filed the required preliminary proxy statement with the SEC, which must be filed at least 10 days in advance of the anticipated date of first use in accordance with Rule 14a-6 under the Exchange Act.  Once filed, the staff of the SEC will review the preliminary proxy statement, provide appropriate comments, if any, and once all of the SEC’s comments have been addressed, the Company can solicit shareholder votes in connection with the annual meeting.  The Company must then give each shareholder at least 10 days written notice of the date, time, and place of the annual meeting pursuant to Section 4 of the Company’s Bylaws.

27.

The Company must fulfill its regulatory obligations with the SEC, give adequate notice to shareholders of the annual meeting date, and make a meaningful solicitation of shareholders for the purpose of acquiring sufficient votes present in person or by proxy to convene its annual meeting for the election of directors.

28.

Even if the annual meeting is scheduled, the Company could adjourn its annual meeting to a later date without holding the election of directors, and such adjournment may be as long as four months after the date fixed for the original annual meeting without setting a new record date.  The Company could adjourn the annual meeting for even longer if a new record date is set.  See Tenn. Code Ann. § 48-17-107(c).  Hence, once the 2012 annual meeting is scheduled there remains a risk of the Company further delaying the election of its directors and continuing to deprive Plaintiffs and all other shareholders of the Company of their fundamental rights to vote for the election of directors.

29.

On June 25, 2012, the Company announced that it had entered into an agreement and plan of merger on June 22, 2012 (the “Sale Agreement”) under which the Company would be sold to four related companies and merged with one of the purchasing corporations (the “Planned Sale”).  See J. Alexander’s Corp. Form 8-K filed June 25, 2012, attached as Exhibit G.  According to the Company’s June 28, 2012 filing with the SEC, the Company will continue as the surviving corporation after the merger but as a direct, wholly-owned subsidiary of one of the purchasing companies.  Exhibit C, at Item 1.01, p.1 & Ex. 2.1, p.1 and § 1.1.

30.

Upon information and belief, the Company did not take adequate and appropriate steps to seek and obtain the best deal reasonably available for the Company’s shareholders.  For example, upon information and belief, the Company did not undertake a broad solicitation of potential buyers, did not use a disinterested financial advisor to evaluate the fairness of the Planned Sale, did not form a special committee comprised solely of disinterested directors to evaluate and negotiate the Planned Sale and did not hire separate, independent legal counsel.  Further aggravating the situation, the Company included a “go shop” provision in the Sale Agreement that expires July 22, 2012, but failed to timely announce the execution of the Sale Agreement on June 22, 2012 so that when finally announced on June 25, 2012, 10% of the “go shop” period had already expired.  See Exhibit C at Item 1.01, p.3 & Ex. 2.1, §5.2(a).  Coupled with the various holidays and weekends, the actual “go shop” period is 18 full business days long – totally inadequate for a third party to fully evaluate a possible competing proposal.

31.

Upon information and belief, the terms of the Sale Agreement materially undervalue the Company.  Shareholders will be forced to receive over 1/3 of the total economic consideration offered to them in securities of a newly registered corporation.  These securities will represent a significant minority interest in the newly formed corporation (6% of total economic interest).  This minority interest will be in a fairly illiquid accumulation of businesses that have minimal overlap with the Company’s growing market niche and superior brand reputation.  Further, this transaction values the Company at a multiple of below 6.5 times the Plaintiffs’ estimate of current year EBITDA, a figure that Plaintiffs believe significantly understates the potential of the Company’s operations.  This transaction also fails to take into consideration the Company’s substantial real estate holdings, which include 15 owned lots and 27 owned buildings.

32.

Upon information and belief, the Planned Sale will benefit the current directors and officers to the detriment of Plaintiffs and the Company’s other shareholders.  For example, if the Planned Sale is completed, the Company will be wholly-owned by another company with the current shareholders of the Company holding at most a 6% economic interest in the newly-formed entity.  Exhibit C at Item 1.01, pp.1-2 & Ex. 2.1, § 1.8.  Furthermore, while common shareholders are forced to receive a mix of cash and newly-registered stock as compensation for their shares in the Company, management and other insiders will be receiving full cash compensation in exchange for the retirement of their in-the-money options.  Exhibit C at Ex. 2.1, §§ 1.8, 1.13.

33.

The Company’s shareholders must vote on and approve the Planned Sale and the Company intends to hold that vote as soon as practicable.  Exhibit G at p.6; Exhibit C at Item 1.01, p.4 & Ex. 2.1, § 6.1(a).  In order to have the shareholders vote on the Planned Sale, a Registration Statement on Form S-4 to register the shares of the acquiring company to be issued in the Planned Sale and to solicit shareholder approval of the Planned Sale must be filed with and declared effective by the SEC.  Under the Sale Agreement, this filing must be made no later than August 6, 2012.  Exhibit C at Item 1.01, p.4 & Ex. 2.1, § 5.1.  The  staff of the  SEC generally issues comments in approximately 30 days from the filing of the Form S-4, with the possibility of revisions and additional review and comment by the SEC staff before the SEC declares the Form S-4 effective.  According to the Bylaws, the Company must then schedule a special shareholder meeting and notify the record shareholders of the meeting before the vote may be held on the Planned Sale.  See Exhibit A at §§ 3(a), 4(b).  Accordingly, the vote on the Planned Sale is likely to occur in late September or early October, 2012.

34.

Upon information and belief, the Company does not intend to hold an election of directors at any time before the meeting where the Planned Sale will be submitted to shareholders for a vote.  See Exhibit C at Ex. 2.1, § 5.1(b).  The Company, however, is legally obligated to hold its annual meeting for the election of directors and it is imperative that the Company hold the election of its directors in advance of the vote on the Planned Sale.  This is necessary so that the Company’s shareholders have the chance to exercise their fundamental right to elect independent directors, whose interests are wholly aligned with the shareholders.  If elected, such independent directors can then evaluate the Planned Sale to ensure that an appropriate process, free from conflicts of interest, was followed in identifying and evaluating the Planned Sale transaction and that such transaction is the best deal reasonably available for the shareholders, and, if necessary, fully evaluate all of the Company’s alternatives in order to secure a value-maximizing outcome for shareholders.  At this time, all shareholders know is that, once challenged, the incumbent board members quickly entered into a transaction that current shareholders believe materially undervalues the Company.  All of this occurred before the exercise of the shareholders’ right to vote for the election of directors in the period required by Tennessee law.

35.

Because the annual meeting to elect directors has not been held in the time required by law, the Plaintiffs and all other shareholders are suffering irreparable harm, and will continue to suffer irreparable harm if the annual meeting is not promptly held.

CLAIM FOR RELIEF

36.

Plaintiffs hereby incorporate and reallege the assertions in Paragraphs 1 to 35 above as if fully set forth herein.

37.

Pursuant to Tennessee statutory law this Court has the authority to order the Company to convene the 2012 annual meeting:

A court of record having equity jurisdiction in the county where a corporation’s principal office … is located may summarily order a meeting to be held on application of:

(1)           Any shareholder of the corporation entitled to participate in an annual meeting, if an annual meeting was not held within the earlier of six (6) months after the end of the corporation’s fiscal year or fifteen (15) months after its last annual meeting;

Tenn. Code. Ann. § 48-17-103(a)(1).

38.

Plaintiffs are entitled to seek relief under Tenn. Code. Ann. § 48-17-103 because they are shareholders of the Company and are entitled to participate in the Company’s annual meeting.

39.

As a Tennessee corporation, the Company is subject to Tenn. Code. Ann. § 48-17-103.

40.

The Company failed to hold its 2012 annual meeting on or before July 1, 2012.

41.

As a result, the Company is not fulfilling its obligations under Tenn. Code. Ann. § 48-17-103 and Section 2(a) of the former version of its Bylaws, and is in violation of Tennessee law and would have been in violation of its Bylaws had they not been amended to maintain compliance days before the deadline.

42.

The Company has no intention of holding its annual meeting in the near future.  This is evidenced by, among other things, the Company’s complete failure to attempt to meet the preliminary proxy filing requirements under the rules of the SEC and the notice requirements of the Company’s Bylaws.

43.

Instead, the Company intends to hold a special meeting of shareholders as soon as practicable for the purposes of voting on the Planned Sale of the Company.  Such meeting is likely to occur in late September or early October, 2012.  At this meeting the Company intends to elect directors in a meaningless election when it will be too late for any new, independent directors to investigate and remedy any mistakes or abuses by the incumbent directors and management.

44.

Plaintiffs and the Company’s other shareholders should not be forced to vote on the Planned Sale before they have had the chance to vote in the election of directors.  The Company has illegally delayed the 2012 annual meeting, completely disenfranchising the Plaintiffs and all other shareholders and entrenching the current directors and management.  Unless the election of directors occurs sufficiently in advance of the vote on the Planned Sale, any newly elected independent directors will not have time to properly evaluate the Planned Sale and the interests of Plaintiffs and all other shareholders will be irreparably harmed.

45.

Regardless of the Proposed Sale, the shareholders of the Company have a fundamental right to vote on the election of directors at an annual meeting that the Company was required to hold by June 30, 2012 under its previous Bylaws and by July 1, 2012 under Tennessee law.  There is, in fact, no right more fundamental than the right to vote accorded to the owners of a corporation.  The Company has a business to conduct pending the completion of any sale. The Company needs a board of directors duly elected by shareholders to supervise the ongoing business and affairs of the Company, both pending completion of a sale and in the event that a sale fails to be completed. The fundamental right of shareholders to elect directors, the fiduciaries tasked with supervising the management of the business of the Company, should not be frustrated or unduly delayed from June 2012 because of the pendency of the Proposed Sale orchestrated by an entrenched Board of Directors and management team desperate to avoid the judgment of shareholders.

46.

In addition to the Court’s authority to order the annual meeting, Tenn. Code. Ann. § 48-17-103 provides:

The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders entitled to notice of and vote at the meeting, prescribe the form and content of the meeting notice, fix the quorum required for specific matters to be considered at the meeting (or direct that the votes represented at the meeting constitute a quorum for action on those matters) and enter other orders necessary to accomplish the purpose or purposes of the meeting.

Tenn. Code. Ann. § 48-17-103(b).
47.

Given the Company’s willful violation of Tennessee law (and its own overt revisions to its Bylaws at the eleventh hour) and the impending and highly suspect sale of the Company on terms that materially undervalue the Company, and to protect Plaintiffs and other shareholders from further efforts by the Company to disenfranchise all shareholders by unreasonably and unnecessarily delaying the annual meeting, hijacking the electoral process by delaying the election of directors by adjourning the annual meeting once scheduled, and manipulating the electoral process to entrench the current directors and/or officers by coupling the election of directors with the same meeting where shareholders will be forced to vote on the Planned Sale, the Court should summarily compel the Company to promptly schedule and hold the annual meeting and issue additional directives to ensure that the annual meeting is promptly called, held and concluded without unreasonable delay in the election of directors and sufficiently in advance of the vote on the Planned Sale.

48.

As part of such directives, the Court should set a reasonable date, time and place for the annual meeting no later than August 20, 2012 for the purpose of electing directors and transacting such other business as may be appropriately conducted at an annual meeting of shareholders.

49.

As part of such directives, the Court should order the Company to promptly take all necessary action to complete and file a proxy statement meeting all SEC requirements as soon as practical so that notice may be given to all applicable shareholders and a meaningful solicitation period can occur before the annual meeting.  The Court should also compel the Company to promptly deliver notice of the annual meeting as required by the Bylaws.

50.

The current record date of May 21, 2012, is only valid under Tennessee law if the annual meeting can be held by July 30, 2012, since under Tenn. Code. Ann. § 48-17-107(b) the record date cannot precede the annual meeting by more than seventy days.  Since the Company cannot practically meet the regulatory and other requirements necessary to hold the annual meeting by July 30, 2012, as part of its directives to the Company, the Court should set a new record date which is no earlier than the date on which the Court enters its order and order the Company to hold the annual meeting by no later than August 20, 2012.

51.

As part of such directives, the Court should fix the quorum required for the conduct of business at the annual meeting as a majority of the Company’s issued and outstanding shares entitled to vote in the election of directors consistent with Section 5 of the Bylaws.  See Exhibit A at ¶ 5.  The Court should also order the Company to take all necessary and reasonable action in an attempt to ensure that such a quorum is present at the annual meeting, and in the event it is not, to prevent further disenfranchisement of shareholders, order that in such event the votes present at the annual meeting shall be deemed a quorum for the purpose of electing directors.  See Tenn. Code Ann. § 48-17-103(b) (“The court may … fix the quorum required for specific matters to be considered at the meeting (or direct that the votes represented at the meeting constitute a quorum for action on those matters) …”).

52.

As part of such directives, the Court should enjoin the Company from adjourning or rescheduling the annual meeting without completing the election of directors.

53.

The Court should also enjoin the Company from soliciting votes and from holding a special meeting of shareholders to vote on the Planned Sale for at least 90 days after the election of directors has been completed.

54.

The Company’s failure to hold the annual meeting is causing irreparable harm to Plaintiffs and all other shareholders of the Company.  In order to protect Plaintiffs and all other shareholders of the Company from further irreparable harm, the Court should enter a preliminary injunction providing the relief set forth herein as soon as possible.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs Privet Fund LP and Privet Fund Management LLC pray for judgment as follows:

(A)          The Court enter Judgment in favor of Plaintiffs pursuant to Tenn. Code. Ann. § 48-17-103;

(B)           The Court enter an Order:

 (1)           setting the date on which the Court enters its order as the new record date for the determination of the shareholders entitled to notice of and to vote at the 2012 annual meeting and setting the Company’s 2012 annual meeting for a date no later than August 20, 2012 to be convened at 10:00 a.m. (Central time) at the Company’s executive offices;

 (2)           directing the Company to promptly take all necessary action to complete and file a preliminary proxy statement with the SEC meeting all of the requirements of the applicable regulations as soon as practical;

 (3)           directing the Company to give proper notice of the 2012 annual meeting to all applicable shareholders such that a meaningful solicitation period occurs before the meeting;

 (4)           fixing the quorum required for the conduct of business at the annual meeting consistent with Section 5 of the Company’s Bylaws, directing the Company to take all necessary action in an attempt to ensure that such a quorum is present at the annual meeting, and directing that the votes present at the annual meeting be deemed a quorum for the purpose of electing directors in the event the quorum requirements set forth in Section 5 of the Bylaws are not met; and

 (5)           enjoining the Company from adjourning or rescheduling the annual meeting without completing the election of directors;

(C)           The Court enter a preliminary injunction against the Company setting forth the relief identified in subsection (B) above and enjoining the Company from soliciting votes and from holding a vote on the Planned Sale until at least 90 days after the election of directors has been completed;

(D)           In light of the Company’s intentional and illegal action to disenfranchise shareholders, the Court award Plaintiffs their attorneys’ fees and costs in pursuing this action; and

(E)           The Court grant Plaintiffs such further and other relief as it deems just and proper.

Respectfully submitted this 2nd day of July 2012.

/s/ Eugene N. Bulso, Jr.
Eugene N. Bulso, Jr.
Tennessee Bar No. 12005
Steven A. Nieters
Tennessee Bar No. 26505
LEADER, BULSO & NOLAN, PLC
414 Union Street
Suite 1740
Nashville, Tennessee 37219
Telephone:	(615) 780-4100
Facsimile:	(615) 780-4101
Email:	gbulso@LeaderBulso.com

– OF COUNSEL –

Jennifer B. Dempsey
Damon J. Whitaker
BRYAN CAVE LLP
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
Telephone:	(404) 572-6600
Facsimile:	(404) 572-6999
Email:	Jennifer.dempsey@bryancave.com
Damon.whitaker@bryancave.com

Attorneys for Plaintiffs

VERIFICATION

I, Ryan Levenson, in my capacity as the Managing Member of Privet Fund Management LLC, the General Partner of Privet Fund LP, and the representative of Privet Fund LP, having been duly sworn, hereby state under oath that I have read the foregoing Verified Complaint and that the statements contained therein are true and correct.

This 2nd day of July, 2012.

/s/ Ryan Levenson
Ryan Levenson

Sworn to, subscribed, and signed before me this 2nd day of July, 2012.

NOTARY PUBLIC

/s/ Courtney Smith

Print Name:	Courtney Smith

My Commission Expires:

Affix Notarial Seal